Exhibit 99.4

CORPBANCA ANNOUNCES NEW MEMBER OF THE BOARD

Santiago, Chile, February 29, 2008 - CorpBanca (NYSE: BCA) recently announced the newly elected board member Mr. Arturo Valenzuela Bowie, who was officially selected to replace resigned board member Mr. René Cortazar Sanz, during the Ordinary Shareholders’ Meeting held on February 26, 2008. Mr. Valenzuela Bowie will serve on the board of directors until the next elections.

FORWARD-LOOKING STATEMENTS:

This press release may contain forward looking statements that involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of CorpBanca to be materially different from the results, performance or achievements expressed or implied by these forward looking statements.

CorpBanca Contact:	Capital Link Contact:
Pablo Mejia Ricci	Nicolas Bornozis
Head of Investor Relations	President
Santiago, Chile	New York, USA
Tel: (56 - 2) 660-2342	Tel: (212) 661-7566
investorrelations@corpbanca.cl	nbornozis@capitallink.com